Mr. Larry Spirgel

Office Chief

Office of Technology

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

May 1, 2020

Re:	T Stamp Inc.
Amended Offering Statement on Form 1-A
Filed April 30, 2020
File No. 024-11176

Dear Mr. Spirgel:

On behalf of T Stamp Inc., I hereby request qualification of the above-referenced offering statement at 12:00pm, Eastern Time, on Tuesday, May 5, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ Gareth Genner
Gareth Genner
Chief Executive Officer
T Stamp Inc.

cc:	Andrew Stephenson

CrowdCheck Law LLP